CHAPIN DAVIS, INC. and SUBIDIARY
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2020

ASSETS

Cash	$	256,647
Deposits with clearing organization		586,939
Receivable from clearing organizations		389,768
Receivables from employees		259,625
Right of use asset		971,473
Deferred tax assets		311,500
Prepaid expenses		92,391
Security deposits		26,243
Leasehold improvements and office equipment, net		292,135
TOTAL ASSETS	$	3,224,844

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$	434,136
Obligations under finance leases		1,883
Obligations under operating leases		1,001,251
PPP Loan		785,447
Total liabilities		2,222,717

STOCKHOLDERS' EQUITY:

Preferred stock, Class A 8-1/2%, $100 par value; 3,000 shares authorized and outstanding		300,000
Common stock, $.10 par value: 200,000 shares authorized: 105,770 shares outstanding		11,049
Additional paid-in capital		941,240
Retained earnings (deficit)		(250,162)
Total stockholders' equity		1,002,127
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	3,224,844

The accompanying notes are an integral part of these financial statements.